Exhibit (a)(9)

QUESTION AND ANSWER DOCUMENT FOR EMPLOYEES OF STRATEX NETWORKS, INC.

     The following are answers to some of the questions that you may have about the Offer. We urge you to read carefully the remainder of this Offer to Exchange because the information in this summary is not complete, and additional important information is contained in the remainder of this Offer to Exchange. We have included section references to the remainder of this Offer to Exchange where you can find a more complete description of the topics in this summary. We also urge you to review the information in our annual report on Form 10-K for the year ended March 31, 2003, our quarterly reports on Form 10-Q for 2003, and the proxy statement distributed in connection with our Annual Stockholders Meeting that will be held on July 15, 2003, as these documents contain important financial information and other relevant information about us. All of these documents may be obtained without charge from us or from the Securities and Exchange Commission. See “The Offer: Section 21, Additional Information” below.

Questions About the Program

1.	What is the Option Exchange Program?	3
2.	Why are We Implementing the Program?	3
3.	Do I Have to Participate in the Program?	3
4.	Who is Eligible to Participate?	4
5.	Are Employees Located Outside the United States Eligible to Participate?	4
6.	What Securities are We Offering to Exchange?	4
7.	Will All of My Outstanding Options Under the 1994 Plan, the 1996 Plan, the 1998 Plan, the 1999 Plan, the 2002 Plan and Legacy Plans be Eligible for Exchange?	4
8.	If I Elect to Participate, Must I Exchange All of My Eligible Outstanding Options?	5
9.	May I Tender Options that I Have Already Exercised?	5
11.	How Can I Find Out the Details of My Options that are Eligible for this Offer?	5
12.	What if I Quit or am Terminated Prior to the End of the Offering Period?	5
13.	What if I Tender My Current Options, but Am Not an Employee of Stratex or One of its Participating Subsidiaries When the Replacement Options Are Granted?	6
14.	What if I Tender My Current Options, But Die After the Expiration Date and Prior to the Grant Date?	6

15.	What if I Am on a Leave of Absence During the Offering Period or Any Time Prior to the Time That the Replacement Options Are Granted?	6
16.	What if I Change My Country of Residence During the Offering Period or Prior to the Time That the Replacement Options Are Granted?	6
17.	How Will You Determine the Number of Replacement Options That I Receive in Exchange for My Current Options?	7
18.	How Were the Exchange Ratios Determined?	8
19.	What Happens if I Choose Not to Participate in the Offer?	8
21.	Why Won’t I Receive My Replacement Options Immediately After the Current Options Are Cancelled?	9
22.	What Will the Exercise price of the Replacement Options Be?	9
23.	When Will the Replacement Options Vest?	9
24.	When Will the Replacement Options Expire?	10
25.	What Is a “Six Months Prior Option”?	10
26.	How Will My Participation in the Program Be Affected if I Have a Six Months Prior Option?	10
27.	What if the Stock Price Increases Greatly After I’ve Elected to Participate in the Offer? Can I Change My Mind and Keep My Current Options?	10
28.	Why Can’t You Just Reprice My Current Options?	10
29.	Why Can’t Stratex Just Grant Me More Options Without My Current Options Being Cancelled?	11
30.	Will I Have to Pay Taxes if I Exchange My Current Options?	11
31.	What Happens if Stratex Merges Into or Is Acquired By Another Company?	11
32.	When Does the Offer Expire? Can the Offer Be Extended and, If So, How Will I Be Notified if It Is Extended?	12
33.	What Do I Need to Do If I Want to Participate In the Offer?	12
34.	Can I Change My Election (i.e., Withdraw Options That I’ve Previously Elected to Exchange)?	13
35.	Who Should I Contact if I Have Additional Questions?	13

Questions About the Program

1.	What is the Option Exchange Program?

     The Option Exchange Program (referred to herein as the “Offer”) is a voluntary program that, subject to stockholder approval, offers eligible employees the opportunity to make a one-time election to cancel certain outstanding grants of stock options (the “Current Options”) under the Digital Microwave Corporation 1994 Stock Incentive Plan (the “1994 Plan”), the Digital Microwave Corporation 1996 Non-Officer Employee Stock Option Plan (the “1996 Plan”), the Digital Microwave Corporation 1998 Non-Officer Employee Stock Option Plan (the “1998 Plan”), the DMC Stratex Networks, Inc. 1999 Stock Incentive Plan (the “1999 Plan”), the Stratex Networks, Inc. 2002 Stock Incentive Plan (the “2002 Plan”) and all other stock option or incentive plans assumed by the Company in connection with a merger, acquisition or other similar transaction (the “Legacy Plans”) and exchange them for a lesser number of new options (the “Replacement Options”) at a new exercise price. The Replacement Options will be granted as non-qualified stock options regardless of whether the tendered Current Options are incentive stock options. The Replacement Options will have a new vesting schedule, thus requiring employees to continue their employment with us (or one of our subsidiaries) to realize any benefit from the Replacement Options. The offer to participate in the program (the “Offering Period”) will open on June 23, 2003, and will close at 5:00 p.m. Pacific Time on July 25, 2003 (the “Expiration Date”), unless the Offering Period is extended. If you decide to participate in the Offer, your Current Options tendered for exchange will be cancelled on the first business day following the Expiration Date (the “Cancellation Date”). The Replacement Options will be granted on a date that is at least six months and one day after the Cancellation Date (the “Grant Date”). Assuming we do not extend the Expiration Date, we currently expect the Grant Date to be no earlier than January 29, 2004.

     This Offer is subject to and contingent upon obtaining stockholder approval of the Offer at the 2003 Annual Meeting of Stockholders on July 15, 2003. If the stockholders of the Company do not approve the Offer at the 2003 Annual Meeting of Stockholders on July 15, 2003, the Offer will be deemed automatically withdrawn. In addition, the contingent tender of any options will be automatically cancelled and such options will continue to be subject to their original terms.

2.	Why are We Implementing the Program?

     Our Board of Directors approved this program to increase the motivational and retention value of our stock option program and to decrease the potentially dilutive effect of the large number of options held by employees that have exercise prices substantially above the current market price of our common stock.

3.	Do I Have to Participate in the Program?

     No, the program is strictly voluntary. Eligible employees have a window of at least twenty (20) U.S. business days in which to decide whether to participate in the Offer. The Offering Period begins on June 23, 2003, and we currently anticipate that it will close at 5:00

p.m. Pacific Time on Friday, July 25, 2003, assuming the stockholders of the Company approve the Offer at the 2003 Annual Meeting of Stockholders on July 15, 2003.

4.	Who is Eligible to Participate?

     We are offering the Option Exchange Program to all of our existing employees and the employees of our subsidiaries worldwide who, as of the start of the Offering Period, hold eligible stock options, except for (1) corporate officers of the Company, (2) senior executives reporting to the Chief Executive Officer, (3) employees hired after December 19, 2002 and (4) employees located in non-U.S. jurisdictions where the Company determines that the application of local rules and regulations make the grant of Replacement Options impractical (“Eligible Employees”). Members of our Board of Directors are not eligible to participate in the Offer. As of June 16, 2003, we had non-U.S. employees with eligible options in New Zealand, the United Kingdom, South Africa and Singapore (“Participating Subsidiaries”).

     Additionally, an employee who tenders his or her options for exchange will only receive Replacement Options in exchange if he or she is employed by us (or one of our Participating Subsidiaries) on the date that the Replacement Options are granted.

5.	Are Employees Located Outside the United States Eligible to Participate?

     All Eligible Employees, including Eligible Employees located in New Zealand, the United Kingdom, South Africa and Singapore, may participate in the Offer, although special considerations may apply to Eligible Employees located in New Zealand, the United Kingdom, South Africa and Singapore. In some countries, the application of local rules may have important consequences to Eligible Employees. We have included in these materials short summaries of some of these consequences with respect to countries where our non-U.S. Eligible Employees are located. If you are an Eligible Employee located in New Zealand, the United Kingdom, South Africa or Singapore, you should review these summaries and consult your individual tax, legal and investment advisors. See Sections 14-17 of “The Offer” herein.

6.	What Securities are We Offering to Exchange?

     We are offering to exchange any outstanding, unexercised options to purchase shares of our common stock granted under the 1994 Plan, the 1996 Plan, the 1998 Plan, the 1999 Plan, the 2002 Plan and Legacy Plans, held by Eligible Employees, that were issued after July 1, 1995 and have an exercise price greater than $6.00. Eligible Employees who elect to participate in the Option Exchange Program will automatically be deemed to also have tendered for exchange any stock options granted to them after December 20, 2002 (i.e., during the six month period preceding the Offer), regardless of exercise price.

7. Will All of My Outstanding Options Under the 1994 Plan, the 1996 Plan, the 1998 Plan, the 1999 Plan, the 2002 Plan and Legacy Plans be Eligible for Exchange?

     Not necessarily. To be eligible for exchange, your options must have an exercise price greater than $6.00. The only exception to this rule is for options that were granted less than six months and one day prior to the commencement of the Offering Period (i.e., after December 20,

2002). Those options, which we refer to herein as “Six Months Prior Options,” must be exchanged, regardless of the exercise price, if you elect to exchange other eligible options. Please see Questions 25 and 26 for more details about Six Months Prior Options.

8.	If I Elect to Participate, Must I Exchange All of My Eligible Outstanding Options?

     Not necessarily. Eligible Employees may select the Tier (or Tiers) in which they will voluntarily exchange options. Once you have selected the Tier (or Tiers) in which you will voluntarily exchange options, you will automatically be deemed to have tendered all eligible outstanding options (a) in the lowest Tier you selected and (b) in all Tiers above the lowest Tier you selected. Please see the table under Question 17 for a list of the Tiers. You may not partially cancel an outstanding option grant or cancel only certain options within a Tier. In other words, if you choose to exchange options within a Tier, all unexercised options within that Tier will be exchanged and cancelled. In addition, all eligible outstanding options in all Tiers above the lowest Tier you selected will automatically be deemed to have been tendered for exchange.

     Please note that there is an important exception to this rule. Any Eligible Employee who has a Six Months Prior Option (i.e., anyone who received a grant after December 20, 2002) must exchange that grant, regardless of the exercise price, if she or he wishes to participate in the program. This is because Stratex would incur adverse accounting consequences by allowing participating employees to keep those grants, which could, in turn, negatively affect our stock performance. Please see Questions 25 and 26 for more details about Six Months Prior Options.

9.	May I Tender Options that I Have Already Exercised?

     No. The Offer only pertains to unexercised, outstanding options and does not in any way apply to shares purchased, whether upon the exercise of options or otherwise (such as purchase under an employee stock purchase plan). If you have exercised an option in its entirety, that option is no longer outstanding and is therefore not subject to the Offer. If you have exercised a Current Option in part, the remaining unexercised portion of that option is outstanding and may be tendered for exchange pursuant to the Offer.

11.	How Can I Find Out the Details of My Options that are Eligible for this Offer?

     If you haven’t already, you will soon receive a personal stock option statement from the Stock Administration Department detailing your outstanding options that are eligible for the Option Exchange Program. You can also view your option grant history on the Stock Administration website, located at www.benefitaccess.com. If you have never logged on before, you will need to create a password prior to accessing your account.

12.	What if I Quit or am Terminated Prior to the End of the Offering Period?

     If you are not employed by Stratex or a Participating Subsidiary on the Expiration Date, you will not be an Eligible Employee and, as a result, you will not be eligible to participate in the Offer. If you tender your Current Options prior to the effective date of your termination (but prior to the end of the Offering Period), your tender will be automatically withdrawn. In the event your tendered Current Options are automatically withdrawn (a) the options previously tendered for exchange will continue to be subject to their original terms (with some possible change in tax treatment if the tendered options are incentive stock options, see Question 19 and Section 13 of “The Offer” for more details) and (b) you will not receive any Replacement Options in exchange for your Current Options. You may exercise your Current Options in accordance with their terms to the extent they are vested.

13.	What if I Tender My Current Options, but Am Not an Employee of Stratex or One of its Participating Subsidiaries When the Replacement Options Are Granted?

     If you do not remain an employee of Stratex or one of its Participating Subsidiaries from the date you tender your Current Options through the date your Replacement Options are granted, you will not receive any Replacement Options or any other payment or consideration in exchange for your tendered Current Options that have been accepted for exchange and cancelled. This rule applies regardless of the reason for your termination of employment — i.e., whether it is a result of voluntary resignation, involuntary termination, death or disability.

14.	What if I Tender My Current Options, But Die After the Expiration Date and Prior to the Grant Date?

     Once your Current Options are cancelled, should you die prior to the Grant Date of the Replacement Options, neither you nor your estate or heirs will receive any Replacement Options or any other payment or consideration in exchange for your tendered Current Options.

15.	What if I Am on a Leave of Absence During the Offering Period or Any Time Prior to the Time That the Replacement Options Are Granted?

     Employees who are on authorized leaves of absence will have the same opportunity to participate in the Offer as other employees. (An authorized leave of absence is a leave of absence that has been approved in accordance with policy or practice by Stratex or the Participating Subsidiary that employs you, at the end of which it is expected that you will return to active employment with Stratex or one of its Participating Subsidiaries. By way of example, authorized leaves include approved family leave, jury duty leave, and military leave.) However, if you are on a leave at any point in the process, you will need to keep Human Resources informed as to how best to contact you (e.g., e-mail, U.S. mail, etc.) so that notices regarding the Offer will reach you in a timely fashion. Please note that if you elect to participate in the Offer and your employment terminates at any time after the end of the Offering Period, you will forfeit any options that you sought to exchange and you will not receive Replacement Options. Generally speaking, you will have the standard three months following termination of employment to exercise any vested options that you did not elect to exchange.

16.	What if I Change My Country of Residence During the Offering Period or Prior to the Time That the Replacement Options Are Granted?

     If, during the Offering Period, you change your place of residence to a country where the Company does not operate a Participating Subsidiary, your tender will automatically be withdrawn if the Company determines that the application of local rules would prohibit or make impractical the grant of Replacement Options. In the event your tendered Current Options are automatically withdrawn (a) the options previously tendered for exchange will continue to be subject to their original terms (with some possible change in tax treatment if the tendered options are incentive stock options, see Question 19 and Section 13 of “The Offer” for more details) and (b) you will not receive any Replacement Options in exchange for your Current Options.

     If, after the expiration of the Offering Period but prior to the grant of the Replacement Options, you change your place of residence to a country where the Company does not operate a Participating Subsidiary, you may not have a right to any Replacement Options that would have been granted to you on the Grant Date and you may not have a right to any stock options that were previously cancelled. In some countries where the Company does not operate a Participating Subsidiary, the application of local rules may prohibit or make impractical the grant of Replacement Options.

17.	How Will You Determine the Number of Replacement Options That I Receive in Exchange for My Current Options?

     The number of Current Options that an employee must surrender to obtain a Replacement Option is called the exchange ratio. For example, an exchange ratio of 1.00 : 3.00 means that an employee must surrender three Current Options to receive one Replacement Option.

     On June 2, 2003, we selected various option exchange ratios based on the average market value of our common stock, which was defined for purposes of establishing the ratios as the average closing price of our common stock over the twenty (20) trading days preceding June 2, 2003 (the “Average Market Value”). The Average Market Value of our common stock on June 2, 2003 was $3.00.

     Except with respect to the exchange of options granted less than six months and one day prior to the commencement of the Offering Period, the table below shows the number of shares of our common stock subject to the Current Option that an Eligible Employee must exchange to receive a Replacement Option to purchase one share of common stock, based on the exercise price of the Current Option:

Exchange Ratios based on
a Common Stock Average
	Exercise Price of Current	Market Value per Share of
Tier	Options	$3.00:

0	$6.00 or Less	N/A
1	$6.01 - $8.00	1.00:1.40
2	$8.01 - $15.00	1.00:2.00
3	$15.01 or Higher	1.00:2.50

     If an Eligible Employee is exchanging Six Months Prior Options, the Six Months Prior Options will be replaced at a 1.00 : 1.25 exchange ratio. See Question 26 for more details.

     We will not issue any Replacement Options exercisable for fractional shares. Instead, if the exchange ratio yields a fractional number of shares, we will round down to the nearest whole share on a grant-by-grant basis.

EXAMPLE

     To illustrate how the exchange ratios work, let’s assume that you have three Current Options for 1,000 shares each. The exercise prices of these three Current Options are $6.10, $13.875 and $30.625. Under these facts, the table below shows the number of shares subject to each Replacement Option that you would receive were you to participate in the Offer.

			Shares of Common
Exercise Price of	Shares of Common Stock	Exchange	Stock Subject to
Current Option	Subject to Current Option	Ratios	Replacement Option

$ 6.10	1,000	1.00:1.40	714
$13.875	1,000	1.00:2.00	500
$30.625	1,000	1.00:2.50	400

18.	How Were the Exchange Ratios Determined?

     The exchange ratios were determined in a manner designed to reduce stockholder dilution using the Black-Scholes valuation model. The Black-Scholes valuation model is a widely recognized and accepted method to determine the value of a stock option. The Black-Scholes valuation model takes into account a number of variables, including stock price, exercise price, stock volatility, risk-free rate of return, historical dividend yield and the remaining term of the options being valued. The exchange ratios as determined by the Black-Scholes valuation model have been increased by approximately 0.25 per share, which effectively requires participating Eligible Employees to tender more shares than would be required with exchange ratios determined solely based on the Black-Scholes valuation model. We selected various option exchange ratios based on the exercise price of the option.

19.	What Happens if I Choose Not to Participate in the Offer?

     If you choose not to tender any of your Current Options for exchange, your Current Options will remain outstanding and retain their current exercise prices and other current terms.

     However, if the Current Options which you do not tender are vested incentive stock options, a portion of your incentive stock options may cease to qualify as incentive stock options. This is because all your vested incentive stock options will be treated as becoming newly granted and exercisable as of the date of the Offer, (even if your incentive stock options became exercisable in prior years). To the extent that the fair market value of the stock underlying your vested incentive stock options exceeds $100,000 (such amount reduced by the value of any other incentive stock options that become exercisable this year prior to the date of this offer), the excess value will have to be treated as non-qualified stock options. Thus, if you currently have vested incentive stock options and you choose not to participate in the Offer, some of your incentive stock options could automatically be converted to non-qualified stock options. Because incentive stock options that are not tendered are treated as becoming newly granted as of the date of the Offer, your incentive stock options will be subject to new holding periods in order to attain long-term capital gain or loss treatment. Thus, you will have to hold stock for more than two years from the date of the offer and more than one year from the date on which the shares are transferred to you upon exercise of the incentive stock option in order for any gain or loss on a disposition of such stock to be deemed long term capital gain or loss.

20.	When Will I Receive My Replacement Options?

     We will grant the Replacement Options at least six months and one day after the date we cancel the Current Options accepted for exchange. Under no circumstances will we grant the Replacement Options earlier. If we cancel the tendered Current Options on July 28, 2003, which is the date we currently anticipate, the Replacement Options will be granted on or after January 29, 2004. You must continue to be an employee of Stratex or one of its Participating Subsidiaries on the Grant Date to be eligible to receive the Replacement Options.

21.	Why Won’t I Receive My Replacement Options Immediately After the Current Options Are Cancelled?

     Assuming that the Offering Period ends on July 25, 2003, and the Current Options that are accepted for exchange are cancelled on July 28, 2003, the Replacement Options cannot be granted until at least January 29, 2004 due to accounting rules which require that, to avoid negative accounting treatment, no Replacement Options can be granted to Eligible Employees until six months and one day after the surrendered options have been cancelled.

22.	What Will the Exercise price of the Replacement Options Be?

     The Replacement Options will have an exercise price equal to the closing price of our common stock on the Grant Date. Because the Replacement Options will be granted at least six months and one day following the date the Current Options are cancelled, we cannot predict the exercise price of the Replacement Options. Accordingly, the Replacement Options may have a higher exercise price than some or all of your Current Options that are cancelled.

23.	When Will the Replacement Options Vest?

     Except with respect to Six Months Prior Options, the Replacement Options will vest over a two-year period, subject to continued employment, with one half of the shares vesting on the first anniversary of the Grant Date and an additional 1/12th of the remaining shares vesting on each one-month anniversary of the Grant Date thereafter. Six Months Prior Options will vest over a four-year period with one quarter of the shares vesting on the first anniversary of the Grant Date and an additional 1/36th of the remaining shares vesting on each monthly anniversary of the Grant Date thereafter. This means that all Replacement Options will be unvested at the time of grant, regardless of whether the options exchanged were partially or wholly vested.

24.	When Will the Replacement Options Expire?

     The expiration date, or term, of an option is the length of time during which it may be exercised. Except with respect to Six Months Prior Options, each Replacement Option will have a term equal to the lesser of the original term of the option and five years, provided, however, that the term of the Replacement Option will be no less than four years. Replacement Options intended to replace Six Months Prior Options will have a term of seven years. Please see Questions 25 and 26 for more details about Six Months Prior Options.

25.	What Is a “Six Months Prior Option”?

     A Six Months Prior Option is any stock option that was granted during the six month and one day period prior to the beginning of the Offering Period. Assuming that our Offering Period begins on June 23, 2003, a Six Months Prior Option is any option granted after December 20, 2002.

26.	How Will My Participation in the Program Be Affected if I Have a Six Months Prior Option?

     If you received a Six Months Prior Option, you must exchange that option if you wish to participate in the Option Exchange Program. This is because Stratex would incur adverse accounting charges by allowing participating employees to keep any option grants awarded less than six months and one day prior to the beginning of the Offering Period. The following conditions will apply to Six Months Prior Options, except to the extent necessary to comply with non-U.S. laws or to be eligible for favorable non-U.S. tax treatment: (1) the options will be replaced at a 1.00 : 1.25 exchange ratio; (2) the options will vest over a four-year period, subject to continued employment, with one quarter of the shares vesting on the first anniversary of the Grant Date and an additional 1/36th of the remaining shares vesting on each monthly anniversary of the Grant Date thereafter; and (3) the options will have a term of seven years.

     Please note that Six Months Prior Options also have a different exchange ratio than other exchanged options. Six Months Prior Option will be replaced at a 1.00 : 1.25 exchange ratio.

27.	What if the Stock Price Increases Greatly After I’ve Elected to Participate in the Offer? Can I Change My Mind and Keep My Current Options?

     Although you may withdraw your election form prior to the close of the Offering Period (see Question 34), once the Offering Period closes (which we currently anticipate will occur on July 25, 2003) your election to participate is irrevocable, no matter what happens to the stock price. In other words, even if the stock price increases greatly between the time that the Offering Period ends and the Replacement Options are granted, you cannot cancel your election to exchange. It is important to realize that you will bear some possibly significant market risk by choosing to participate in the program.

28.	Why Can’t You Just Reprice My Current Options?

     Repricing outstanding options would require us under applicable accounting rules to recognize significant charges in our financial statements that would reduce our reported earnings for each fiscal quarter that the repriced options remain outstanding. This could have a negative impact on our stock price.

29.	Why Can’t Stratex Just Grant Me More Options Without My Current Options Being Cancelled?

     We strive to balance the need for a competitive compensation package for our employees with the interests of our stockholders. Because of the number of options that we have currently outstanding, a large grant of new options would be dilutive to our stockholders and could have a dilutive effect on our earnings per share.

30.	Will I Have to Pay Taxes if I Exchange My Current Options?

     If you exchange your Current Options for Replacement Options, you will not be required under current U.S. law to recognize income for U.S. Federal income tax purposes at the time of the tender or upon our acceptance and cancellation of the Current Options. We believe that the exchange will be treated as a non-taxable exchange for U.S. Federal income tax purposes. Further, at the date of grant of the Replacement Options, we believe that you will not be required under current U.S. law to recognize income for U.S. Federal income tax purposes.

     Included as part of this Offer to Exchange are short summaries of the general tax consequences of the Option Exchange Program in countries other than the United States. See “The Offer,” Sections 14-17. If you are located outside of the United States, you should review these summaries carefully.

     All Eligible Employees, including those subject to taxation in a non-U.S. jurisdiction, whether by reason of their nationality, residence or otherwise, should consult with their own personal tax advisor regarding your personal situation before deciding whether to participate in the Option Exchange Program.

31.	What Happens if Stratex Merges Into or Is Acquired By Another Company?

     We are not currently engaged in discussions that would lead to a merger or similar transaction that could result in a change of control of our Company. However, if we merge into or are acquired by another company prior to the end of the Offering Period, you may withdraw your tendered Current Options and have all the rights afforded you to acquire our common stock under the existing agreements evidencing those options.

     If we are merged into another entity after your tendered Current Options are accepted for exchange and cancelled, but before the Replacement Options are granted, the Board of Directors will make it a condition of the transaction that, if a participant’s service as an employee is not interrupted from the date of the transaction through the date the Replacement Options were scheduled to be granted, the successor entity will either (a) grant the participant reasonably equivalent options to acquire stock of the successor entity or its parent on the date the Replacement Options would have been granted or (b) provide the participant with participation in a reasonably equivalent or more favorable cash incentive program.

     However, the successor entity may, as part of the merger, decide to terminate some or all of our employees prior to the grant of Replacement Options under the Stock Option Exchange Program. In the event the successor entity terminates your employment before the Replacement Options are granted, you will not receive Replacement Options, nor will you receive any other consideration for your Current Options that were cancelled.

     If a merger or similar agreement is effective after the grant of the Replacement Options, the Replacement Options will be subject to the change of control provisions of the stock incentive plan under which the Replacement Options were granted.

     Additionally, a merger or a similar transaction could have substantial effects on our stock price, including potentially substantial appreciation in the price of our common stock. Depending on the structure of such a transaction, tendering option holders might be deprived of any further price appreciation in the common stock associated with the Replacement Options. For example, if our stock was acquired in a cash merger, the fair market value of our stock, and hence the price at which we grant the Replacement Options, would likely be a price at or near the cash price being paid for the common stock in the transaction. As a result of such a transaction, it is possible that the exercise price of the Replacement Options may be more than you might otherwise anticipate. In addition, in the event of an acquisition of our Company for stock, tendering option holders might receive options to purchase shares of a different company.

32.	When Does the Offer Expire? Can the Offer Be Extended and, If So, How Will I Be Notified if It Is Extended?

     We currently expect the Offering Period to expire on Friday, July 25, 2003, at 5:00 p.m., Pacific Time, unless we extend the Offering Period. Although we do not currently intend to do so, we may, in our discretion, extend the Offering Period at any time. If the Offering Period is extended, we will make an announcement of the extension no later than 9:00 a.m., Pacific Time, on the business day immediately following the previously scheduled Expiration Date. If the Offering Period is extended, then the Cancellation Date for tendered Current Options accepted for exchange and the Grant Date of the Replacement Options may be extended if necessary to avoid the possibility that we would have to recognize any charges in our financial statements that would reduce our reported earnings. Under the accounting rules applicable to us, the Replacement Options must be granted at least six months and one day following the date tendered Current Options are cancelled.

33.	What Do I Need to Do If I Want to Participate In the Offer?

     To participate in the Offer, you must properly complete, duly execute and deliver to us the letter of transmittal, or a facsimile thereof, along with any other required documents. We must receive all of the required documents at Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, California 95134, Attn: Stock Administration Department by 5:00 p.m. Pacific Time on Friday, July 25, 2003. Absolutely no late forms will be accepted — no exceptions.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING OPTION HOLDER. IF DELIVERY IS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. SINCE THE LETTER OF TRANSMITTAL NEEDS TO BE DULY EXECUTED, ONLY FACSIMILE, MAIL OR HAND DELIVERY, BUT NOT ELECTRONIC MAIL, WILL BE CONSIDERED PROPER DELIVERY. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY. THE REQUIRED DOCUMENTS MUST BE RECEIVED BY THE EXPIRATION DATE. A POSTMARK PRIOR TO THE EXPIRATION DATE WILL NOT ENSURE TIMELY DELIVERY.

     We will strictly enforce the Offer Period. We reserve the right to reject any or all options tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to our rights to extend, terminate, or amend this Offer, we currently expect that we will accept and subsequently cancel all options properly tendered for exchange.

34.	Can I Change My Election (i.e., Withdraw Options That I’ve Previously Elected to Exchange)?

     You can withdraw options that you previously tendered for exchange at any time before 5:00 p.m. Pacific Time on Friday, July 25, 2003, provided, however, that you must withdraw all tendered options within the same Tier. If we extend the Offering Period beyond that time, you can withdraw your options elected for exchange at any time until the extended Expiration Date.

     To withdraw options elected for exchange, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information. The notice of withdrawal must specify the name of the option holder who tendered the options to be withdrawn and the Tiers from which all options will be withdrawn. Once you have selected the highest Tier from which you wish to withdraw, you will automatically be deemed to have withdrawn all previously tendered options (a) from the Tier you selected and (b) from all Tiers below the Tier you selected. We must receive the notice of withdrawal at Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, California 95134, Attn: Stock Administration Department before the Expiration Date.

     Once you have withdrawn options, you can re-elect to exchange options only by again following the delivery procedure described in Question 33.

35.	Who Should I Contact if I Have Additional Questions?

     We will be conducting meetings with Eligible Employees to answer your questions about the Option Exchange Program and address your concerns. The schedule of meetings to occur in your area will be announced at a later date.

     Otherwise, please direct any questions or requests for additional copies of documents referred to in these materials to the Stock Administration Department at stock_administrator@stratexnet.com or by calling the Stock Administration Department at (408) 944-1727. Please note, however, that nobody at Stratex, including the Stock Administration Department and Human Resources Department, can provide you with any advice regarding whether you should participate in the Option Exchange Program.